United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Further Clarification on Moatize Coal Project

Rio de Janeiro, June 13, 2003 – Companhia Vale do Rio Doce (CVRD) clarifies that, as informed on Wednesday, June 11, 2003, the development of Moatize coal mine in Mozambique is subject to several factors, including the conclusion of a pre-feasibility study. As a result, there are no additional information regarding the size of the mine and the capex required for the development of the project and its start-up.

CVRD annually allocates a considerable amount to mineral exploration. In 2002, CVRD and BNDES jointly invested US$ 44.1 million in this activity. For 2003, US$ 72 million are budgeted for the search for deposits of copper, gold, manganese, nickel, platinum group metals (PGM), among others. Of this amount, 63% will be invested in the Carajás province, in the north of Brazil, and 19% in other states of the country, such as Piauí and Ceará, where studies are being carried out to identify deposits of nickel and copper, respectively. The remaining 18% will be invested in other countries like Peru and Chile, where CVRD already carry studies for the identification of copper deposits. All the projects under analysis and yet not officially announced are non-binding. If any further relevant opportunity arises, CVRD will give it a full disclose, as it has been routinely done.

These initiatives are in line with CVRD’s strategy to seek growth opportunities that generate value to its shareholders, consolidating its position as one of the largest diversified mining companies of the world.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: June 16, 2003